Exhibit 99.2
NEWS RELEASE

Attention:	Financial Editors	Stock Symbol:	(PGF.UN) — TSX;
(PGH) — NYSE
PENGROWTH ENERGY TRUST ANNOUNCES INCREASE IN SIZE OF BOUGHT
DEAL FINANCING TO CDN $300 MILLION
CALGARY, Alberta – October 15, 2009 – Pengrowth Energy Trust (TSX: PGF.UN, NYSE: PGH) (“Pengrowth”) today announced that, in response to strong investor demand, it has entered into an agreement to increase the size of its previously announced offering. Pengrowth has entered into an agreement with a syndicate of underwriters, led by RBC Capital Markets as sole bookrunner and BMO Capital Markets as co-lead manager, under which they have agreed to purchase from Pengrowth and sell to the public 28,847,000 Trust Units.
The purchase price of Cdn $10.40 per Trust Unit will result in gross proceeds to Pengrowth of approximately Cdn $300 million. The offering is expected to close on or about October 23, 2009. Purchasers under the offering will be entitled to receive the monthly distribution of Cdn $0.07 per Trust Unit with a record date of October 30, 2009 and payable on November 16, 2009.
The net proceeds from the offering will be used to repay indebtedness under our credit facilities and for general corporate purposes.
The Trust Units will be offered to the public in Canada and the United States through the underwriters or their affiliates and will be issued by way of a prospectus supplement that will be filed with securities regulatory authorities in Canada and the United States under Pengrowth’s short form base shelf prospectus which was previously filed with securities regulatory authorities in Canada and in the United States under the multi-jurisdictional disclosure system.
This news release does not constitute an offer to sell or the solicitation of any offer to buy nor will there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such province, state or jurisdiction.
A written prospectus relating to the offering may be obtained from RBC Capital Markets in Canada, Attention: Distribution Centre, 277 Front St. W., 5th Floor, Toronto, Ontario M5V 2X4 (fax: 416-313-6066); or in the U.S. from RBC Capital Markets Corporation, Attention: Prospectus Department, Three World Financial Center, 200 Vesey Street, 8th Floor, New York, NY 10281-8098 (fax: 212-428-6260).
About Pengrowth:
Founded in 1988, Pengrowth Energy Trust is the third largest Canadian conventional oil and gas energy trust as measured by production. Pengrowth is traded on both the New York (PGH)

and Toronto Stock Exchanges (PGF.UN), and has a current enterprise value of approximately Cdn 4.3 billion and more than 600 team members who support its operations and activities. Pengrowth is recognized as a pioneer and leader in the Canadian energy trust sector.
PENGROWTH CORPORATION
Derek Evans
President and Chief Executive Officer
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 693-8889
For media inquiries contact:
Telephone: (403) 213-8684 Facsimile: (403) 781-9757
Caution Regarding Forward Looking Information
This press release contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “guidance”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to, the anticipated proceeds of the offering and the use of those proceeds.
Forward-looking statements and information contained in this press release are based on our current beliefs as well as assumptions we have made and information currently available to us. Although we consider these assumptions to be reasonable based on information currently available to us, they may prove to be incorrect.
By their very nature, the forward-looking statements included in this press release involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved, including, without limitation, the failure to close the offering discussed herein on the terms disclosed herein or at all and the failure to use the proceeds of the offering as disclosed herein. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements as may be found under the heading “Risk Factors” in our annual information form for the year ended December 31, 2008 and under the heading “Business Risks” in our management’s discussion and analysis for the year ended December 31, 2008.
Readers are cautioned that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the Trust, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this document and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.